Exhibit (e.6) Amendment No. 1 to Letter Agreement between Heartland Group, Inc., Heartland Advisors, Inc., and ALPS Distributors, Inc., dated July 31, 2012

Amendment No.1 to Letter Agreement

Concerning the Provision of Certain Sales Literature and Advertising Marketing Collateral Reviewed by ALPS Distributors, Inc.

This Amendment No.1, dated as of July 31, 2012, to the Letter Agreement (this "Amendment") between Heartland Group, Inc. (the "Fund") and ALPS Distributors, Inc. ("ALPS") concerning the provision of certain sales literature and advertising marketing collateral reviewed by ALPS. Reference is made to that certain letter agreement, dated September 10, 2007, between the Fund and ALPS (the Agreement".)

WHEREAS, the Fund and ALPS wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.     Effective as of the date written above, Paragraph 4 of the Agreement shall be deleted in its entirety and replaced with the following:

4. A $250 expedited ADI review fee, in addition to FINRA billing costs (Please contact your ALPS Compliance representative for current FlNRA billing costs), will be billed to you, upon approval, for reviewing the piece and sending comments within 24 hours of the marketing piece being submitted via Adlit. **

2.     Effective as of the date written above, Exhibit A of the Agreement shall be deleted in its entirety.

3.     Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

HEARTLAND GROUP, INC.		ALPS DISTRIBUTORS, INC.

By:	/s/ Paul T. Beste	By:	/s/ Paul F. Leone
Name:	Paul T. Beste	Name:	Paul F. Leone
Title.	V.P.	Title:	Vice President

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